SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2008
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer

Date: December 9, 2008

List of materials

Documents attached hereto:

i) Press release announcing Sony Announces Initiatives to Improve Profitability and Enhance Operational Efficiencies in its Electronics Businesses

News & Information	1-7-1 Konan Minato-ku Tokyo, 108-0075
December 9, 2008 No.08-150E

Sony Announces Initiatives to Improve Profitability and Enhance
Operational Efficiencies in its Electronics Businesses

Tokyo, Japan, December 9, 2008 – Sony Corporation (“Sony”) has embarked on a series of measures to strengthen its corporate structure and bolster profitability across the Sony Group.   These initiatives are in response to the sudden and rapid changes in the global economic environment.

Particularly within its electronics business, where Sony has been most affected by the acute downturn in the economic climate, the company has already undertaken certain short-term measures, including adjusting production, lowering inventory levels, and reducing operational expenses.  Going forward, Sony intends to adjust product pricing to mitigate the impact of the appreciation of the yen, curtail or delay part of its investment plans, and downsize or withdraw from unprofitable or non-core businesses.  Furthermore, Sony plans to realign domestic and overseas manufacturing sites, reallocate its workforce and reduce headcount.

Through these measures, Sony will aim to establish a corporate structure capable of delivering estimated total annual cost savings of more than 100 billion yen by the end of the fiscal year ending March 31, 2010.

Details of the initiatives to be implemented within the electronics business at this time are as follows:

1. Review of investment plan

Sony has carefully reviewed the investment plan outlined in its Mid-Term Corporate Strategy Update, with the aim of sharpening its focus consistent with Sony’s growth strategy, and is reducing or postponing planned investment as appropriate.  Specifically, within the semiconductor business, Sony intends to cut investment expenditures this fiscal year by outsourcing a portion of its planned increase in manufacturing of CMOS image sensors for use in mobile phones to third parties.

In addition, following the rapid demand slowdown in television markets, Sony has decided to postpone recently considered plans to invest in production expansion at the Nitra plant in Slovakia, which is one of Sony’s sites assembling LCD televisions for the European market.

Based on such measures, Sony is planning to reduce investment in the electronics business by approximately 30% in the fiscal year ending March 31, 2010, compared to its mid-term plan.

2. Realignment of manufacturing sites

By the end of the current fiscal year, Sony plans to cease production at two overseas manufacturing sites, including Sony Dax Technology Center in France, which manufactures tape and other recording media.  By further advancing initiatives including rationalizing its manufacturing operations, shifting and aggregating manufacturing to low-cost areas, and utilizing OEM and ODM partners, Sony plans to reduce the total number of manufacturing sites by approximately 10%, from the current total of 57, by March 31, 2010.

3. Workforce reallocation and headcount reduction

Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony will implement a company-wide (including Headquarters) rationalization.  Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements.

As a result of these measures, by March 31, 2010, Sony plans to reduce headcount in the electronics business worldwide by approximately 8,000, out of approximately 160,000 as of September 30, 2008.  At the same time, Sony plans to reduce headcount in its seasonal and temporary workforces.

In addition to these measures, Sony will continue to implement measures as required to help assure both short and longer-term profitability and growth.

Sony plans to outline the anticipated impact of these measures, including anticipated expenses related to their implementation, in Sony’s updated forecast of financial results for the current fiscal year to be included in its third quarter earnings announcement, scheduled for January 2009.

Cautionary Statement
Statements made in this presentation with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “may” or “might” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending as well as the recent worldwide crisis in the financial markets and housing sectors; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including newly introduced platforms within the Game segment, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and the music business); (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony’s ability to implement successfully business reorganization activities in its Electronics segment; (vi) Sony’s ability to implement successfully its network strategy for its Electronics, Game and Pictures segments, and All Other, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and the music business in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (viii) Sony’s ability to maintain product quality (particularly in the Electronics and Game segments); (ix) the success of Sony’s joint ventures and alliances; (x) the outcome of pending legal and/or regulatory proceedings; (xi) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

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